

FIRST INDIANA BANK
First Indiana Second Quarter Earnings
Leader, Bud Melton
ID# 1283115
07/17/03

Date of Transcription: July 19, 2003

Deborah: Good morning. My name is Deborah, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the First Indiana Corporation's 2nd quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time simply press * then the number 1 on your telephone keypad. If you would like to withdraw your question at any time, press the # key.

Presenting today's call is Mr. Bud Melton along with Marni McKinney, chairman, and Bill Brunner, chief financial officer. Thank you. Mr. Melton, you may begin your conference.

Bud: Thank you, and good morning everyone. In our presentation to you today, and in the course of answering your questions, we may make statements that are not historical, but may constitute statements that are considered forward-looking. Such statements of our plans, initiatives, expectations, objectives, strategies, forecasts, expected results and similar expressions may constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934 as amended.

We intend these forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995, and are including this statement to invoke those Safe Harbor provisions. These forward-looking statements are not guarantees of future performance or events, the actual accomplishment of which is inherently uncertain, and involves certain risks and uncertainties that are difficult to predict. Therefore, actual future events may differ materially from what we discuss here today.

For a summary of various factors that may affect our future results, we refer you to the risk factors and other cautionary language contained in any of our press releases, or our report on Form 10-Q or 10-K which are on file with the Securities and Exchange Commission.

There is a lot of news about our corporation that we want to share with you which was reflected in our press release that we released yesterday. First, net income was severely impacted by continuing commercial lending losses which resulted in a net loss for the quarter of $1.7 million, or $.11 per diluted share for the 2nd quarter. This compares to a profit of 6.9 million, or $.43 per diluted share, in the 2nd quarter of 2002.

Second, we're very pleased to announce we have hired a chief lending officer, David L. Merriman, who will start on July 23 of 2003. In addition to his chief lending officer duties, he will initially act as our acting chief credit officer for a limited period of time.

Third, we have engaged an outside consulting firm to review our commercial loan portfolio to ensure we know exactly where we stand with regard to our credit quality issues. We, and we know the investing public, are tired of our disappointing quarterly earnings due to loan problems.

Finally, after a few months of discussions with the McKinney family and our board of directors, I am announcing my retirement effective at December 31 of 2003. I'll go into all of these issues in a little more detail, then we'll be pleased to discuss any questions anyone might have.

We continue to be plagued by credits who are experiencing difficulty in this economic environment in Indiana. This quarter, we took action on a significant loan to a contractor who simply ran out of cash. We had been monitoring this credit through our watch list, and then confirmed that the owner had infused significant cash into this 20-year-old company in the past 9 months in order to weather the economy, keeping the loan current through the 1st quarter of 2003.

But the company, and its sole shareholder, simply ran out of liquidity in the 2nd quarter. Therefore, we had no choice but to evaluate and treat this company as a liquidation situation, and charge the loan down accordingly. Although we had downgraded this company in our internal credit rating system earlier this year, we confess we were surprised at how fast the cash flow of the company deteriorated during the 2nd quarter.

We have aggressively charged down this loan to its expected liquidation value this quarter, so there should be no future charges on this credit stemming to our income statement.

In addition, during the 2nd quarter, we completed the review of the undercollateralized loan situation involved in one of our out-of-state construction loan clients. This late-breaking information at the end of the 1st quarter of this year was discussed in both the 1st quarter press release and our conference call. The final result of this review was a charge to single-family construction charge-off, which can be found in our press release material.

One final note on credit. In the 2nd quarter of this year, we charged off an additional amount on another commercial loan for which we had already established a similar reserve in anticipation of this contingency in the 4th quarter of 2002. This had the effect of increasing charge-off, but it did not impact the income statement.

The overall loan loss charges to earnings, while very difficult to digest, are indicative of our management to ensure there are no unreported loan issues prevalent in our portfolio of which we are aware. We do feel our overall allowance for loan losses is adequate based on our knowledge of our portfolio to date. Obviously, trying to combat the total failure of such a significant loan as we described above in a single quarter is very difficult, to say the least. We think, given the economy we're operating in and the newness of our commercial loan portfolio, that it's most prudent for our corporation to take these charges to the income statement in their entirety to ensure continued growth in our total allowance for loan and lease losses.

The need to incur these 2nd quarter charge-offs in light of our other recent disappointing quarters is very disappointing to us, and we know it is to our shareholders and to those who represent our stock in the investment community. So, we obviously regret having to deliver the news. We view the adequacy of our reserve for loan loss, and the need to take prompt, corrective charge-off action very serious and fundamental to providing all investors with clear and accurate financial statements about First Indiana. That is the bad news.

Now, let me turn my attention to the other very significant news occurring at First Indiana Corporation.

Aside from the credit issues in the commercial loan portfolio, First Indiana's core earnings continue to do well in this environment. Excluding the after-tax effect of the loan charge-offs as previously discussed, the remainder of the company's earnings in the 2nd quarter were 6.6 million or $.42 per diluted share. Please refer to our press release to reconcile this number to our actual reported results.

While this is a non-GAAP figure, we hope it demonstrates that the basic community bank of First Indiana is performing, and performing fairly well. Once we can eliminate the surprising quarterly loan charge-offs, our earnings should reflect the quality results that investors are expecting out of Indianapolis' largest locally-owned commercial bank.

Second, we're very pleased to announce that David L. Merriman has agreed to come aboard First Indiana as chief lending officer and senior vice-president of our commercial lending area. Dave has a very diverse background. He has been in banking for over 31 years. He has been an OCC credit instructor in the Indianapolis region. He has held various capacities in a major regional bank, including stints as a senior vice-president in charge of credit policies, and chairman of their loan committee. He most recently was involved as chairman and CEO of a smaller commercial bank located here in Indianapolis. He knows the Indianapolis market. He knows its good players and its not-so-good players. We are very fortunate that Dave has come aboard at this time to ensure that our credit function going forward is paramount.

Third, to ensure we truly understand the dynamics of our existing commercial loan portfolio, and to try to stop these unexpected quarterly charges to earnings, we have engaged an independent company to do a total review of our commercial loan portfolio with regard to our loan grading and our documentation. They have already started their review, and we expect them to complete their work within the next 30 days.

Fourth, I began to discuss my potential retirement with the McKinney family and our board a few months ago. Unfortunately, these significant loan charge-offs ruined my announcement. I have been in banking for 30 years, with 25 of them here at First Indiana. I have been president of First Indiana since 1983, and president of our holding company since its inception in 1986. Change is always good for any company, especially one that is engaged in banking. The board has accepted my retirement effective at December 31, 2003, and has engaged a national executive recruiting firm to begin a search to find my replacement.

First Indiana is a stellar franchise. With our conversion to a national bank, we should be able to attract someone of significant competence to take First Indiana to the next level. We have an enviable franchise here in Indianapolis, and I am a somewhat significant shareholder. I want to do what's best for First Indiana and myself. To pre-answer the question asked at our last conference call regarding the credit officer and the chief lending officer search, my retirement was not requested by any of our regulators.

Finally, we have decided to ask Dave Merriman to serve temporarily as our chief credit officer. This position is pretty fundamental to a chief executive officer, and since someone new will assume this spot soon, we decided to allow the new CEO to have a major impact in that selection. With Dave's significant credit experience, we think this is a tolerable situation for the corporation in the short run.

We have agreed with our executive recruiter that we engaged to perform this CCO search to hold in abeyance the proposed candidates until we select a new chief executive officer. We are committed to putting in place a qualified new chief credit officer as soon as possible.

With respect to other financial matters, the net interest margin improved again in the 2nd quarter to 3.86 from 3.73 in the 1st quarter, and 3.76 in the corresponding quarter last year. This improvement is indicative of our asset sensitive position where a decline in interest rates initially creates margin compression which then begins to rebound. This rebound has been underway following the interest rate reduction in November of 2002.

As can be expected, however, the Federal Reserve open market committee's action in late June will place additional pressure on the margin going forward.

Finally, we are pleased to report that the integration of MetroBanCorp. into First Indiana's products and systems has been completed, and the cost savings we had projected have been realized. The transition to First Indiana's products and systems in April went very well, with the financial results exceeding plans. We continue to be confident that the merger will be accretive to First Indiana earnings in 2003.

That concludes our prepared remarks. And now we would be pleased to address any questions our audience might have with the assistance of our conference operator.

Deborah: At this time, I would like to remind everyone, in order to ask a question, please press * then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from Fred Cummings.

Fred: Yes. Good morning.

Bud: Good morning, Fred.

Fred: A couple questions. Bud, can you -- this one large contractor, what was the size of that loan? And then, how much did you write off?

Bud: We wrote off probably 90% of the loan. The size I don't -- I think you can reconcile the size on the back of our press release in the table. But it was fairly sizeable.

Fred: And so, can you just give a little more detail of the type business this person was engaged in?

Bud: He was a sub-contractor in the Indianapolis area. And his product was severely impacted by weather, the construction last year. And we -- he just got behind in his being able to perform his work, and trying to maintain his company in this environment became too much for his cash resources.

Fred: Okay. And then secondly, you talked about this loan having been on the watch list. Can you give us a feel for, say, other sizeable credits, say, 5 billion and up, on the watch list? Are there many $5 million plus credits on your current watch list?

Bud: We do have -- we don't have any loans -- and I can't get down to 5 million for you, Fred, but right now, as we speak at March 31, that's the latest numbers, of course, we have available on trying to compile all that data. We don't have any loans that have not already gone through our income statement as a problem loan and been reflected in excess of $10 million that have been rated substandard or less.

The ones that have occurred, and unfortunately have been our problems, have hit in the 4th quarter and in the 1st quarter and then now. I will caution, though, that the review we're having done by this independent review firm may change some of those numbers once we get their results. So, you'll have to bear with s a little bit that until we get that review, and we can analyze that and focus on that in the 3rd quarter, there could be other changes.

But to date, as we speak now, the only loans that we had that were rated sub-standard or less are the ones that have caused our problems in the income statement. So, we have gone through those.

Fred: Okay. Lastly, as you talk about this review, when is it expected to be completed?

Bud: We expect it to be complete in, certainly by August 15. And it's conceivable it might be done a little earlier. As soon as we get those results, we'll immediately present them to our board and take immediate action.

Deborah: Again, I would like to remind everyone, if you would like to ask a question, please press * then the number 1 on your telephone keypad. Your next question comes from Steve Covington.

Steve: Good morning.

Bud: Good morning, Steve. How are you?

Steve: Good, thank you. A couple quick ones. From an overall balance sheet growth standpoint, it looks like prepayments are still an issue for everyone. But how would you anticipate balance sheet growth going for the foreseeable future? Would you anticipate maybe reigning in growth a little bit, at least until this review is complete?

Bud: Well, you have to be a little careful with our statistics, because the balance sheet growth that we have to date includes the Metro Bank numbers that are coming in and being added on top of us when the merger was completed in January. We have obviously spent a lot of time trying to focus our corporation on credit and credit issues. And that occurred long before this quarter. That occurred early in 2002, when we began to see some of our credits deteriorating to the point where we became very concerned.

                   While we have obviously strengthened our credit reviews and our processes, it has had some effect on our loan growth, particularly in our commercial lending area. But we are still actively searching for prudent quality loans to grow our portfolio.

                   We have decreased the size of the loans that we're accepting now. We're trying to make sure we become very prudent in the size of the loans that we originate. So on the commercial side, we're trying to be as prudent as we can. We are seeing some growth in the commercial real estate portfolio, and that has been pretty good to date. And we've had a couple good quarters in our consumer lending portfolio and its growth. And you've seen that both in the gain on sale numbers and in our portfolio growth.

Steve: Okay. And secondly, where do you stand on your share repurchase, and what are your thoughts on a continued share repurchase given the substantial capital you have, especially with, it looks like, the addition of some more trust deferred during the quarter?

Bud: Well, we've always tried to be a very conservative company, and that's why our capital levels are at the levels they are, to weather any kind of storm we get involved in, which is what we're involved in today. We do have a continuing approval from our board to purchase shares on the open market. We have not traditionally put limit orders in on a daily basis to try to guarantee a price. We rather, in the past, have visited with our market routinely to assist them when they have transactions and when it made sense for us as a corporation.

So, we do have an active program. We've been involved in the marketplace. The only time we get out of the marketplace is when we have unusual news that would prohibit us from buying. But that's not the case now.

Steve: What is your current authorization?

Bud: I believe it's up $10 million.

Bill: It is, Bud.

Steve: Lastly, it looks like you had some sizeable growth in your non-interest-bearing TDA quarter over quarter. Anything unusual in there? Or, what would you attribute that to?

Bud: I think we attribute it to our franchise, that it's -- we continue to be the community bank of choice to a lot of consumers in Indianapolis and the surrounding region. And part of it is, I think, the growth that we have seen coming out of our Metro Bank franchise. We anticipated, of course, in our model that we would lose some deposits there, and so to date, we are significantly ahead of our modeling in our demand deposit growth and deposit growth at MetroBanCorp, as well as all of our other franchises.

So, our banking center managers and leaders in our retail banking area are doing a very nice job continuing to grow our retail core franchise.

Bill: Bud, do you mind if I jump in on this one? You know, it's especially at this level of rates on the commercial side of the house, you kind of try not to get a little punch drunk by treasurers not having demands where cash is tight, and leave a lot more on balance to cover analysis charges. However, even on account growth, both the -- not only the retail -- but it's been very balanced. The commercial side of the house has been growing very nicely, again, on accounts as well as the balances.

Steve: That's great. Lastly, if I may, any major changes or update on Somerset to announce?

Bud: Somerset is performing exceptionally well. They're ahead of their budget. And they're doing very well.

Steve: Thanks.

Deborah: Your next question is a follow-up from Fred Cummings.

Fred: Sorry I got cut off there.

Bud: No problem.

Fred: Can you speak to the margin outlook? How do you -- what's your outlook for the margin, given this recent ---

Bud: Well, I tried to give you a little precursor. Any time that that decreases, rates, as they just recently did, it puts a pressure on any asset-sensitive institution like we are. We did have to lower our prime, but we can't take it all out of the deposit side. So, it does put a lot of pressure on us in the short run. But once we can get through the short run, we do -- through fees, etc. -- we can try to grow the margin somewhat with our loan growth.

Fred: And then lastly, Bud, of the current non-accrual loans on the business, it's about 11 million. And are all of those pretty small credits? Or do you have ones, anything besides, in there, say, above 3 million?

Bud: I -- Bill, do you know the answer to that offhand? Fred, I don't know the answer. I am not aware of any that are ---

Bill: There is nothing -- there is only -- well, when you say 3 million, there's only one above, at or above 3 million. It's one that action's already been taken on. Otherwise, no.

Fred: Okay. Thank you.

Bud: Thank you, Fred. Appreciate it.

Deborah: Your next question comes from Richard Anderson.

Richard: Hello.

Bud: Good morning. How are you, sir?

Richard: I'm fine. My question is, earlier -- two questions. One is, you mentioned the Indiana economy as being difficult.

Bud: Yes, sir.

Richard: And would you expound on that? And the second question is, how are the bank's assets and liabilities positioned for a rise in interest rates? Will margins expand with a rise in rates?

Bud: Let me answer the real easy question first. And that's the latter. Yes, we are very asset-sensitive. A rise in interest rates will immediately move to our -- particularly through our commercial loan portfolio, which is in essence all variable. And we would see increased profits instantly with any increase in interest rates.

                 However, following Greenspan's remarks the other day, I don't see that occurring in the short run.

                 Back to your other question, on our balance sheet -- could you rephrase that, please?

Richard: The question was about the Indiana economy.

Bud: The Indiana economy. We have witnessed a lot of companies in

Indiana, particularly in Central Indiana, laying off employees that historically have not laid off employees. We just had the United Airlines maintenance center basically shut down, laid off all of its employees. So, the service side of the economy is struggling somewhat, but not as much as the manufacturing side, which we see significantly off. And the Indiana economy, while not desperate, is certainly not in a robust position right now.

Indiana -- we received these statistics from Fanny Mae earlier this year. Indiana led the nation in foreclosures in 2002, and is expected to lead the nation in foreclosures in 2003, according to the Fannie Mae economists. So, that'll give you a little feel for the Indiana economy.

Richard: Thank you.

Deborah: There are no further questions at this time.

Bud: If there are no further questions, we thank you very much for listening. We appreciate your confidence in the corporation. We hope that the changes we have announced today will give you renewed confidence that we're moving forward to ensure continued profitability in the future. And we truly look forward to our 3rd quarter conference call in which we hope we can get ourselves back on track. Thank you very much for participating today.

Deborah: Thank you for joining on today's teleconference. At this time, you may disconnect.